Exhibit (a)(1)(V)

News release

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HP to Acquire 3PAR

•                  Companies enter into definitive merger agreement

•                  Combination will accelerate HP’s Converged Infrastructure strategy and drive growth in key storage markets

•                  Acquisition will strengthen HP’s unparalleled storage, server and networking portfolio

PALO ALTO and FREMONT, Calif., Sept. 2, 2010 — HP and 3PAR Inc. today announced that they have entered into a definitive agreement under which HP will purchase 3PAR, a leading global provider of utility storage, through a cash tender offer of $33 per share in cash, or an enterprise value of $2.35 billion. The transaction has been approved by the boards of directors of both companies.

Combining 3PAR’s leading-edge utility storage products with HP’s existing storage solutions will strengthen HP’s unparalleled storage, server and networking portfolio. 3PAR will accelerate HP’s highly successful Converged Infrastructure strategy by driving growth in the fast-growing virtual data center and cloud computing markets. HP’s global presence, commitment to innovation and proven track record of integrating acquisitions will provide growth opportunities for 3PAR going forward.

“HP and 3PAR is a winning combination that will accelerate HP’s Converged Infrastructure strategy and bolster our ability to provide customers with the industry’s highest levels of performance, efficiency and reliability,” said Dave Donatelli, executive vice president and general manager, Enterprise Servers, Storage and Networking, HP. “We intend to invest in 3PAR’s technology to create long-term value for our stakeholders.”

“As part of HP, 3PAR’s agile, efficient storage solutions will truly thrive, particularly given HP’s ability to accelerate investment in our products and reach new customers around the world,” said David Scott, president and chief executive officer, 3PAR. “3PAR has built a reputation for delivering enterprises and cloud computing service providers the ability to do more with less. HP’s global reach, strong routes to market and our shared culture of innovation will allow even more organizations to experience the transformative value of 3PAR’s technology.”

3PAR also announced that it has terminated its merger agreement with Dell Inc. and paid Dell the $72 million termination fee required to be paid to Dell as a condition to terminating the merger agreement.

HP’s cash tender offer commenced on August 27, 2010 and it is scheduled to expire at 12:00 midnight, New York City time on September 24, 2010, subject to customary tender offer conditions being satisfied. The final closing of the acquisition is expected to occur by the end of the calendar year. HP also announced today the satisfaction of the conditions to its tender offer related to (1) the termination of 3PAR’s merger agreement with Dell and the execution of a definitive merger agreement with HP, and (2) the inapplicability of Section 203 of the Delaware General Corporation Law to HP’s tender offer and proposed merger with 3PAR.

About 3PAR

3PAR® (NYSE: PAR) is the leading global provider of utility storage, a category of highly virtualized, dynamically tiered, multi-tenant storage arrays built for public and private cloud computing. The company’s virtualized storage platform was built from the ground up to be agile and efficient and to eliminate the limitations of traditional storage arrays for utility infrastructures. As a pioneer of thin provisioning and other storage virtualization technologies, 3PAR designs its products to reduce power consumption to help companies meet their green computing initiatives and to cut storage total cost of ownership. 3PAR customers have used the company’s self-managing, efficient, and adaptable utility storage systems to reduce administration time and provisioning complexity, to improve server and storage utilization, and to scale and adapt flexibly in response to continuous growth and changing business needs. For more information, visit the 3PAR website at www.3PAR.com.

About HP

HP creates new possibilities for technology to have a meaningful impact on people, businesses, governments and society. The world’s largest technology company, HP brings together a portfolio that spans printing, personal computing, software, services and IT infrastructure to solve customer problems. More information about HP (NYSE: HPQ) is available at http://www.hp.com.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF 3PAR COMMON STOCK IS ONLY BEING MADE PURSUANT TO THE AMENDED AND RESTATED OFFER TO PURCHASE AND RELATED MATERIALS THAT HP AND RIO ACQUISITION CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON AUGUST 27, 2010 AND WILL BE AMENDED TO REFLECT THE TERMS OF THE DEFINITIVE AGREEMENT BETWEEN HP AND 3PAR.  IN ADDITION, 3PAR WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER BY HP AND RIO ACQUISITION CORPORATION. 3PAR STOCKHOLDERS SHOULD READ THESE MATERIALS AND ANY RELATED AMENDMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. 3PAR STOCKHOLDERS MAY OBTAIN COPIES OF THESE MATERIALS WITHOUT CHARGE FROM THE SEC THROUGH THE SEC’S WEBSITE AT WWW.SEC.GOV. 3PAR STOCKHOLDERS ALSO MAY OBTAIN COPIES OF THESE DOCUMENTS, WITHOUT CHARGE, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (888) 750-5834 (TOLL-FREE FOR STOCKHOLDERS) OR (212) 750-5833 (COLLECT FOR BANKS AND BROKERS).

Forward-looking statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition, the ability to timely complete the proposed transaction given the various closing conditions; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, the target company’s business may not perform as expected due to transaction-related uncertainty or other factors; that HP is unable to successfully implement integration strategies; and other risks that are described in HP’s SEC reports, including but not limited to the risks described in HP’s Annual Report on Form 10-K for its fiscal year ended October 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010. HP assumes no obligation and does not intend to update these forward-looking statements.

© 2010 Hewlett-Packard Development Company, L.P. The information contained herein is subject to change without notice. HP shall not be liable for technical or editorial errors or omissions contained herein.